Exhibit 2.2
September      , 2010
Onex Partners III LP
712 Fifth Avenue
New York, New York 10019
Attention: Robert M. Le Blanc
Dear Mr. Le Blanc:
     I understand that a new holding company (“Purchaser”) to be formed by you and your affiliates proposes to enter into an agreement and plan of share exchange (as it may be amended from time to time, the “Agreement”) with Res-Care, Inc. (the “Company”) providing for the acquisition of all of the shares of the Company’s common stock not held by you and your affiliates. This will confirm my agreement to “roll over” into an equity investment in Purchaser 100% of my existing equity investment in the Company and 100% of my non-vested shares net of withholding taxes. I understand that my equity investment in Purchaser will be in the same type of securities as your investment and at the same price per share; for purposes of the “roll over”, my existing equity investment in the Company will be valued at the price paid to public shareholders in the acquisition. In order to effect the rollover, I will not tender my existing equity investment nor any shares that may vest as a result of this transaction in the Company in the tender offer that Purchaser will be making pursuant to the Agreement.
     I understand that this agreement, while legally binding, will be embodied in more formal documentation (including shareholder agreements similar to those in place at other companies in which Onex has invested) before the closing of the acquisition.
     This letter and my agreements herein shall terminate if the Agreement is terminated for any reason.
Very truly yours,